Exhibit 99.4

TRADEMARK SUBLICENSE AGREEMENT

This Agreement is effective June 28, 2021 (the “Effective Date”), by and between:

Brookfield Asset Management Inc. (“Licensor”), a corporation organized under the laws of the Province of Ontario, having an office at Suite 330, 181 Bay Street Toronto, Ontario M5J 2T3, Canada,

and

Brookfield Asset Management Reinsurance Partners Ltd., (“Sublicensee”), an exempted company limited by shares organized under the laws of Bermuda, having an office at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda (collectively, the “Parties”).

WHEREAS Brookfield Office Properties Inc. (“Owner”), a corporation organized under the laws of Canada, having an office at Suite 330, 181 Bay Street, Toronto, Ontario M5J2T3, Canada, is the owner of the registered and common law BROOKFIELD trademark as may be amended from time to time (the “Trademark”);

WHEREAS Owner has granted to Licensor a worldwide, non-exclusive license to the Trademark with a right to grant sublicenses pursuant to a Trademark License Agreement dated November 15, 2010 (“Master License”);

WHEREAS Sublicensee wishes to obtain a worldwide non-exclusive license to use the Trademark, upon the terms and subject to the conditions hereinafter set forth;

WHEREAS on the Effective Date, the Sublicensee and Licensor entered into an Administration Services Agreement and a Support Agreement;

WHEREAS Licensor agrees to grant to Sublicensee a worldwide non-exclusive license to use the Trademark, upon the terms and subject to the conditions herein set forth as at the Effective Date, and wishes to put in writing:

NOW, THEREFORE, in consideration of the foregoing, and of the mutual promises and undertakings contained herein, and other good and valuable consideration, the parties agree as follows:

1.

License.    Licensor grants as of the Effective Date to Sublicensee a worldwide non-exclusive, royalty-free license to use the Trademark in connection with the services set out in Schedule A (the “Services”) and any Additional Goods and Services as defined in section 4 of this Agreement.

2.

Sublicense.    Sublicensee has the right to sublicense the use of the Trademark to others as of the Effective Date, subject to written consent from Licensor and written agreement from any Sublicensee’s sublicensees agreeing to the terms and conditions of this Agreement, including, in particular, the Quality Control provisions in section 9.

3.

Exclusive Ownership of Trademark.    Sublicensee acknowledges that the Trademark is the sole and exclusive property of the Owner. Sublicensee and its sublicensees shall not attack, oppose, cancel or otherwise challenge, directly or indirectly, in any jurisdiction in any manner, the Trademark, or any future trademarks containing or comprising the term BROOKFIELD, whether applied for, registered or used by Licensor.

4.

Additional Goods and Services.    From time-to-time Sublicensee shall have the right to notify Licensor that it wishes to use the Trademark in association with goods and/or services not included in the Services (the “Additional Goods and Services”). Thereupon, Licensor shall promptly either grant or deny Sublicensee the right to use the Trademark in association with the Additional Goods and Services. Subject to any subsequent written agreement between the Parties, this Agreement shall govern the use of the Trademark with any Additional Goods and Services and all terms and conditions will apply should Licensor grant the licence to use the Trademark in association with the Additional Goods and Services.

5.

Restricted Use.    Sublicensee shall not use the Trademark in association with goods or services in connection with the business of commercial real estate, including investment services, investment advisory services and brokerage services in the field of real estate with the express written consent of Licensor. Subject to any subsequent written agreement entered into between the Parties, this Agreement shall govern Sublicensee’s Restricted Use of the Trademark and all terms and conditions will apply to any use of the Trademark by Sublicensee in respect of services referenced in this section.

6.	Territory. Sublicensee may use the Trademark in association with the Goods and/or Services worldwide.

7.

Costs.    Sublicensee shall not be responsible for all costs associated with filing, prosecution and maintenance of applications and registrations for the Trademark. Sublicensee shall not be responsible for all costs associated with any cancellation, opposition or infringement proceedings, unless the costs are incurred at the request of Sublicensee.

8.	Term. This Agreement shall be only be terminated pursuant to the conditions set out in section 13 or 14.

9.	Quality Control. Sublicensee agrees that the:

(a)	Licensor shall, at all times, exercises control over the character and quality of all the Services and all Additional Goods and Services offered by Sublicensee in association with the Trademark;

(b)

Licensor shall have the right, reasonably exercised, to refuse to allow the sale of the Services, or any Additional Goods or Services, or any advertising material which fails to meet Licensor’s quality standards, and upon such rejection, Sublicensee shall promptly cease using the Trademark;

(c)

Licensor shall have the right to inspect the premises and operations of Sublicensee, the Services, the Additional Goods and Services, and all marketing and promotional materials, documents and goods bearing the Trademark, and records relating to the character and quality of the Services, provided that Licensor provides adequate notice of the inspection and bears the cost of the inspection;

(d)	Sublicensee shall provide, at Licensor’s request and expense, evidence of use or other assistance that Licensor may reasonably request to document the use of the Trademark;

(e)	Sublicensee shall comply with all branding manuals, guidelines, instructions, standards and specifications, provided to Sublicensee from time to time by Licensor for use of the Trademark; and

(f)	Sublicensee shall comply with any reasonable marking requests that Licensor may make in relation to the Trademark.

10.

No Registration.    Sublicensee shall not attempt to register the Trademark anywhere in the world, either alone or in combination with other words or indicia, or attempt to register any trademark (including, without limitation, domain names, telephone numbers and other now existing or future forms of trademarks) which is likely to cause confusion with the Trademark.

11.

Compliance with Laws.    Sublicensee shall comply with all applicable laws, rules and regulations imposed by the jurisdiction in which the Trademark is used relating to the Services and the Additional Goods and Services.

12.

Default.    Licensor shall have the right, reasonably exercised, to refuse to allow Sublicensee to offer or sell the Services, or any Additional Goods and Services, in association with the Trademark if Sublicensee fails to meet the terms of this Agreement, including any quality control standards in section 9. Licensor shall also have the right to refuse to allow the distribution of any advertising material produced by Sublicensee that fails to meet any quality control standards set by Licensor. Upon such refusal by Licensor in this section, Sublicensee shall promptly cease using all Trademark until Sublicensee cures the default.

13.	Termination. Licensor is entitled to terminate this Agreement upon giving thirty (30) days written notice to the Sublicensee upon the occurrence of the following events:

(a)	the bankruptcy, insolvency, receivership or winding-up of Sublicensee;

(b)	the termination of the Support Agreement;

(c)	the date prior to the date on which the seizure or attachment of the property, assets or undertaking of Sublicensee, as a result of any action taken against it by any person;

(d)	Sublicensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the Trademark;

(e)	Sublicensee fails to abide by the terms of this Agreement and Sublicensee does not remedy the default within thirty (30) days of written notice by Licensor;

(f)	Licensor ceases by any means whatsoever to own shares in Sublicensee;

(g)	the termination or amendment of the Master License if such termination or amendment results in a loss of rights licensed hereunder by Licensor; or

(h)	all the registrations of the BROOKFIELD registrations and any future BROOKFIELD formative marks for the Services listed in Schedule A, as amended from time to time, expire.

14.

Sublicensee Termination.    Sublicensee may terminate this Agreement upon giving thirty (30) days’ written notice of termination to Licensor upon the occurrence of an event of default in the performance of any material term, condition or agreement under this Agreement and the default continues for a period of thirty (30) days after written notice of the breach is given to Licensor.

15.

Consequences of Termination.    Upon termination of this Agreement for any reason whatsoever, Sublicensee and any of its sublicensees shall, except as expressly provided herein, immediately cease to use all marketing materials or other materials on which the Trademark is displayed. Sublicensee and any of its sublicensees shall not thereafter adopt, use or refer to any trademarks, service marks, logos, designs, trade names, trade dress, domain names, toll-free numbers or other identifications that contain the word BROOKFIELD or that is otherwise, derived from or is likely to be confused with the Trademark. Sublicensee shall thereafter promptly take steps to amend or cancel its registered trade names that incorporates the Trademark to remove reference to the term BROOKFIELD.

16.

Enforcement and Cooperation.    Sublicensee shall notify Licensor if it learns of the existence, use, or promotion of any mark, design, trade name, domain name, or any other indicia that may be confused, or otherwise depreciate the value of the goodwill associated, with the Trademark. Licensor may take any action it deems necessary or advisable to enforce its rights in respect of the Trademark and Sublicensee shall cooperate with Licensor in any proceeding to enforce their rights in respect of the Trademark.

17.

Notice of Infringement.    Licensor shall notify Sublicensee in writing within five (5) business days of any claims, demands, lawsuits, proceedings, and actions of any kind made or commenced, or which is threatened to be made or commenced against Licensor arising out of the use of the Trademark by Sublicensee.

18.

Indemnity.    Except as expressly provided herein, Sublicensee agrees to protect, defend and indemnify Licensor from any and all claims, suits or demands brought by third Parties arising out of or relating to the use of the Trademark by Sublicensee in breach of this Agreement.

19.

Control of Defense.    Sublicensee shall have the right to exercise sole control of the defense and all related settlement negotiations in connection with the indemnity obligation in section 19. Licensor shall provide to Sublicensee at Sublicensee’s expense all reasonable assistance, information, and authority necessary to perform Sublicensee’s indemnity obligation in section 19.

20.

Assignability.    Each Party may assign this Agreement to any person that controls the assigning Party, is controlled by the assigning Party or is controlled by the same person that controls the assigning Party upon giving the other prior notice thereof. Any assignment of Sublicensee’s interest in the Agreement to arm’s length parties requires the written consent of Licensor. This Agreement shall inure to the benefit of and be binding upon Licensor, Sublicensee and their respective permitted successors and assigns.

21.

Notices.    Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission, by express courier, or by prepaid mail (except during an interruption of postal services). Any such notice or other communication, if mailed by prepaid mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the second business day after the post marked date thereof, or if sent by facsimile, will be deemed to have been received on the business day following the sending, or if delivered by express courier or by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this section. Notices and other communications will be addressed as follows:

To Sublicensee:	Brookfield Asset Management Reinsurance Partners Ltd. 73 Front Street, 5th Floor Hamilton HM 12 Bermuda Attn: Corporate Secretary

To Licensor:	Brookfield Asset Management Inc. Suite 300, Brookfield Place 181 Bay Street, Box 762, Toronto, ON M5J 2T3

Attn:	Chief Legal Officer

22.	Governing Law. This Agreement will be governed by the laws in force in the Province of Ontario and Canada.

23.

Injunctive Relief.    Nothing in this Agreement shall prevent Licensor from immediately seeking injunctive relief or any other equitable or judicial remedy, in any forum that Licensor, in its sole discretion, deems appropriate to protect its rights including its rights in the Trademark.

24.

Waiver and Modification.    No waiver of any breach of this Agreement will constitute a waiver of any subsequent breach, and no waiver will be effective unless in writing and signed by the Party to be charged. This Agreement may not be amended or modified except by a writing signed by both Parties. The failure of either Party at any time to require performance by the other of any provisions of this Agreement will in no way affect the full right of the Party to require the performance of any provisions at any later time.

25.

Interpretation.    The paragraph headings of this Agreement are for the convenience of the Parties only, and shall not affect the interpretation of any paragraph, or have any legal effect. This Agreement has been prepared by each of the Parties and the terms hereof will not be construed in favor of or against any party by reason of its participation in the preparation.

26.

Severability.    If any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect by a court or administrative body of competent jurisdiction, then unless otherwise agreed, this Agreement will continue in full force and effect except for such provisions, which will be deemed excised therefrom. In such event, the Parties agree to use their best efforts to agree on substitute provisions, which, while valid, will achieve as closely as possible the same economic effects as the invalid provision(s).

27.	Survival. Upon the termination of this Agreement, sections 3, 10, 15 and 23 shall be deemed to continue in full force and effect and survive the termination of the Agreement.

28.

Entire Agreement.    This Agreement contains all the agreements, undertakings and understandings by the Parties, and all prior understandings, negotiations, representations, agreements or not expressly contained herein relating to the subject matter of this Agreement have been merged herein and shall be of no force or effect.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and

BROOKFIELD ASSET MANAGEMENT INC.		BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

By:	/s/ Kathy Sarpash	By:	/s/ James Bodi

Name: Kathy Sarpash		Name: James Bodi
Title: Senior Vice President		Title: Vice President

Schedule “A”

The Services

Class 36:     Financial services; financial investments in the fields of commodities, gold, investment notes, real estate and securities; investment management services; investment of funds; capital investment; financial research; real estate management; real estate leasing; real estate leasing for commercial properties; real estate leasing for residential properties; real estate brokerage; real estate investment; investment management in real estate; investment management in commercial, institutional, industrial and residential real estate; insurance services; reinsurance services; managing commercial, institutional, industrial and residential real estate; pension fund services; operating and leasing real estate; mortgage issuing services; investment and investment management services; financial planning services; financial analysis services; consultancy, advisory and information services relating to the aforesaid services.